Exhibit 3.2

May 13, 2014

Mitel Networks Corporation

BOUGHT SECONDARY OFFERING OF COMMON SHARES

TERM SHEET

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Mitel Networks Corporation (“Mitel” or the “Company”).

Issue:	Secondary offering of 7,400,000 common shares (the “Offering”).

Issue Amount:	C$91,020,000, prior to the over-allotment option.

Issue Price:	C$12.30 per common share.

Selling Shareholders:

Kanata Research Park Corporation

Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. (collectively, the “Francisco Partners Selling Group”)

Shen Capital Corporation

Kanata Research Park Corporation currently holds 12,080,610 common shares of the Company, representing approximately 12.2% of the issued and outstanding common shares of the Company. Following the closing of the Offering (assuming no exercise of the Over-Allotment Option), Kanata Research Park Corporation will hold 9,780,610 common shares, representing approximately 9.9% of the issued and outstanding common shares.

Francisco Partners Selling Group currently holds 20,097,545 common shares of the Company in aggregate, representing approximately 20.3% of the issued and outstanding common shares of the Company. Following the closing of the Offering (assuming no exercise of the Over-Allotment Option), Francisco Partners Selling Group will hold 15,997,545 common shares in aggregate, representing approximately 16.2% of the issued and outstanding common shares.

Shen Capital Corporation currently holds 2,485,999 common shares of the Company, representing approximately 2.5% of the issued and outstanding common shares of the Company. Following the closing of the Offering (assuming no exercise of the Over-Allotment Option), Shen Capital Corporation will hold 1,485,999 common shares, representing approximately 1.5% of the issued and outstanding common shares.

Over-Allotment Option:	The Selling Shareholders have granted the Underwriters an option, exercisable, in whole or in part, at the Issue Price for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the Issue to cover over-allotments, if any.

Use of Proceeds:	The net proceeds from the Secondary Offering will be paid directly to the Selling Shareholders. Mitel will not receive any proceeds from the Secondary Offering.

Offering Procedure:	Public offering by way of a short form prospectus filed in all provinces and territories of Canada, other than Quebec. Offered in the United States pursuant to a registration statement under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Form of Underwriting:	Bought deal subject to conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Eligibility:	The common shares will be eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Listing:	Mitel’s common shares are listed on the Toronto Stock Exchange under the symbol “MNW” and on the NASDAQ under the symbol “MITL”.

Underwriters:	A syndicate of underwriters led by CIBC World Markets Inc. and Cormark Securities.

Commission:	4.00%.

Closing Date:	On or about May 28, 2014.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from CIBC by calling toll-free 1-800-282-0822.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.